100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

July 6, 2018
BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tom Jones

Re:	Soliton, Inc. Offering Statement on Form 1-A Filed June 15, 2018 File No. 024-10854

Dear Mr. Jones:

This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to the comment letter, dated July 3, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on June 15, 2018 (the “Offering Statement”). The Company’s Amendment No. 1 to its Form 1-A (the “Amended Offering Statement”) has been filed with the Commission.
For your convenience, we have repeated the comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 35

1.
We note the amounts presented for Operating loss for the quarters ended March 31, 2018 and 2017 do not reconcile to Loss from operations presented on page 117. The calculation of Operating loss in this table does not include Research and development expenses. Please revise.

Response: The Company has revised the disclosure in the Amended Offering Statement to correct the Selected Financial Data.

Securities and Exchange Commission
July 6, 2018

Exhibits

2.	We note your response to prior comment 6. Please also file the engagement agreement that you mention on page 92.

Response: The Company has filed all outstanding exhibits, including the engagement agreement referenced in the comment.

* * *
Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By:	Cavas Pavri

Enclosures

cc:	Chris Capelli, Chief Executive Officer

Lori Bisson, Chief Financial Officer